The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)

Registration No. 333-140777

Subject to Completion dated February 20, 2007

Preliminary Prospectus Supplement to Prospectus dated February 20, 2007

4,600,000 Shares

Vectren Corporation

Common Stock

(and Common Stock Purchase Rights)

We have entered into a forward sale agreement with an affiliate of J.P. Morgan Securities Inc., whom we refer to as the forward purchaser. An affiliate of J.P. Morgan Securities Inc., whom we refer to as the forward seller is, at our request, borrowing from third parties and selling 4,600,000 shares of our common stock in connection with a forward sale agreement between us and the forward purchaser. If the forward seller is unable to borrow all of these shares of common stock, as described in this Prospectus Supplement, we will issue and sell a number of shares equal to the number of shares that the forward seller does not borrow and sell.

We will not receive any proceeds from the sale of shares of common stock by the forward seller. We expect to receive proceeds from the sale of those shares, subject to certain adjustments, only upon future physical settlements of the forward sale agreement on a date or dates specified by us within approximately 24 months from the date of this prospectus supplement. See “Underwriting—Forward Sale Agreement.” If we elect to settle the forward sale agreement in cash, we may not receive any proceeds or we may owe cash to the forward purchaser.

Our common stock is listed on the New York Stock Exchange under the symbol “VVC”. The last reported sale price on the NYSE of our common stock on February 16, 2007, was $28.40 per share.

Investing in our common stock involves risks that are described or referred to under “ Risk Factors” on page S-14 of this prospectus supplement and page 5 of the accompanying prospectus, and under the “ Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

	Per Share	Total
Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Vectren Corporation(1)	$	$

(1)	We expect to receive these proceeds (net of the underwriting discount) upon full physical settlement of the forward sale agreement, which will occur within approximately 24 months of the date of this prospectus supplement. For purposes of calculating the aggregate net proceeds to us, we have assumed that the forward sale agreement is fully physically settled based on the initial forward sale price of $ . The forward sale price is subject to adjustment pursuant to the forward sale agreement, and the actual proceeds, if any, will be calculated as provided therein. Although we expect to settle the forward sale agreement entirely by the full physical delivery of shares of our common stock in exchange for cash proceeds, we may elect cash settlement for all or a portion of our obligations under the forward sale agreement. Some or all of the shares of our common stock sold in this offering will be issued by us if the forward seller is unable to borrow all of the shares to be sold in this offering, as described in this Prospectus Supplement. In this case, we would receive net proceeds (before expenses) for each share we issued of $ , and the amount we would receive upon physical settlement of the forward sale agreement would be proportionately reduced. See “Underwriting—Forward Sale Agreement” for a description of the forward sale agreement.

The forward seller has granted the underwriters a 30-day option from the date of this prospectus supplement to purchase up to 690,000 additional shares of our common stock at the public offering price, less the underwriting discount, to cover over-allotments. To the extent that this option is exercised, the number of shares underlying the forward sale agreement will correspondingly increase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about February     , 2007.

Joint Book-Running Managers

JPMorgan	Merrill Lynch & Co.

Co-Managers

Robert W. Baird & Co.	A.G. Edwards	Edward Jones	Wachovia Securities

Prospectus Supplement dated                     , 2007

This prospectus supplement contains specific information about the terms of the offering of the common stock. The accompanying prospectus provides you with a general description of the securities that may be offered thereunder. This prospectus supplement may also add, update, or change information contained in the accompanying prospectus. If the general description in the accompanying prospectus varies from the specific descriptions in this prospectus supplement, you should rely on the information in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus together with additional information described in the accompanying prospectus under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters and the forward seller have not, authorized anyone else to provide you with any different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters and the forward seller are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate only as of the date on the cover page of this prospectus supplement or the accompanying prospectus, as the case may be, and that the information contained in documents incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate only as of the date of those documents. We undertake no obligation to update these statements in the future. You should understand that our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus supplement and the accompanying prospectus, references to “Vectren,” the “Company,” “we,” “us” or other similar terms refer to Vectren Corporation and, where appropriate, its subsidiaries. The term

“underwriters” refers to J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, A.G. Edwards & Sons, Inc., Edward D. Jones & Co., L.P., Robert W. Baird & Co. Incorporated, and Wachovia Capital Markets, LLC.

As used in this prospectus supplement and the accompanying prospectus, the abbreviation “MMBTU” means million British thermal units, “MMDth” means million decatherms, “MW” means megawatts, “MWh” means megawatt hours, “GWh” means millions of megawatt hours (gigawatt hours), “Bcf” means billion cubic feet and “throughput” means combined gas sales and gas transportation volumes.

FORWARD-LOOKING STATEMENTS

Statements contained or incorporated by reference in this prospectus supplement and the accompanying prospectus regarding future events and developments are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933. Forward-looking statements are based on management’s beliefs as well as assumptions made by, and information currently available to, management. Because those statements are based on expectations and not historical facts, actual results may differ materially from those projected in the particular statements. Important factors that could cause future results to differ include those listed under “Risk Factors” in this prospectus supplement, the accompanying prospectus, and the documents incorporated herein and therein by reference, and the following matters:

•

Factors affecting utility operations such as unusual weather conditions; catastrophic weather-related damage; unusual maintenance or repairs; unanticipated changes to fossil fuel costs; unanticipated changes to gas supply costs, or availability due to higher demand, shortages, transportation problems or other developments; environmental or pipeline incidents; transmission or distribution incidents; unanticipated changes to electric energy supply costs, or availability due to demand, shortages, transmission problems or other developments; or electric transmission or gas pipeline system constraints.

•	Increased competition in the energy environment, including effects of industry restructuring and unbundling.

•

Regulatory factors such as unanticipated changes in rate-setting policies or procedures, recovery of investments and costs made under traditional regulation, and the frequency and timing of rate increases.

•

Financial, regulatory or accounting principles or policies imposed by the Financial Accounting Standards Board, the Securities and Exchange Commission (the “SEC”), the Federal Energy Regulatory Commission (“FERC”), state public utility commissions, state entities which regulate electric and natural gas transmission and distribution, natural gas gathering and processing, electric power supply, and similar entities with regulatory oversight.

•	Economic conditions, including the effects of an economic downturn, inflation rates, commodity prices, and monetary fluctuations.

•	Increased natural gas commodity prices and the potential impact on customer consumption, uncollectible accounts expense, unaccounted for gas and interest expense.

•

Changing market conditions and a variety of other factors associated with physical energy and financial trading activities, including, but not limited to, price, basis, credit, liquidity, volatility, capacity, interest rate, and warranty risks.

•

The performance of projects undertaken by the Company’s nonutility businesses and the success of efforts to invest in and develop new opportunities, including, but not limited to, the realization of synfuel income tax credits and the Company’s coal mining, gas marketing and energy infrastructure strategies.

•

Direct or indirect effects on our business, financial condition, liquidity and results of operations resulting from changes in credit ratings, changes in interest rates and/or changes in market perceptions of the utility industry and other energy-related industries.

•	Employee or contractor workforce factors, including changes in key executives, collective bargaining agreements with union employees or work stoppages.

•	Legal and regulatory delays and other obstacles associated with mergers, acquisitions and investments in joint ventures.

•	Costs and other effects of legal and administrative proceedings, settlements, investigations, claims and other matters.

•	Changes in federal, state or local legislative requirements, such as changes in tax laws or rates, environmental laws and regulations.

These and other matters are difficult to predict, and many are beyond our control, including those we discuss in this prospectus supplement, the accompanying prospectus, and our filings with the SEC. Accordingly, you should not rely on the accuracy of predictions contained in forward-looking statements. These statements speak only as of the date of this prospectus supplement, the accompanying prospectus or, in the case of documents incorporated by reference, the dates of those documents, as applicable. We undertake no obligation to update these statements in the future.

SUMMARY

This summary provides an overview of the Company and its subsidiaries and the key aspects of the offering. This summary is not complete and does not contain all of the information you should consider before purchasing our common stock. You should carefully read all of the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus, including the “Risk Factors” and our financial statements and related notes contained herein and therein.

Our Company

Vectren Corporation (the “Company” or “Vectren”), an Indiana corporation, is an energy holding company headquartered in Evansville, Indiana. Our wholly owned subsidiary, Vectren Utility Holdings, Inc. (“Utility Holdings”), serves as the intermediate holding company for three operating public utilities: Indiana Gas Company, Inc. (“Indiana Gas”), Southern Indiana Gas and Electric Company (“SIGECO”), and the Ohio operations. Utility Holdings also has other assets that provide information technology and other services to the three utilities. Utility Holdings’ consolidated operations are collectively referred to as the Utility Group. Both Vectren and Utility Holdings were exempt from registration pursuant to Section 3(a)(1) and 3(c) of the Public Utility Holding Company Act of 1935, which was repealed effective February 8, 2006 by the Energy Policy Act of 2005 (“Energy Act”). Both Vectren and Utility Holdings are holding companies as defined by the Energy Act.

Indiana Gas provides energy delivery services to approximately 565,000 natural gas customers located in central and southern Indiana. SIGECO provides energy delivery services to approximately 141,000 electric customers and approximately 112,000 gas customers located near Evansville in southwestern Indiana. SIGECO also owns and operates electric generation to serve its electric customers and optimizes those assets in the wholesale power market. Indiana Gas and SIGECO generally do business as Vectren Energy Delivery of Indiana. The Ohio operations provide energy delivery services to approximately 318,000 natural gas customers located near Dayton in west central Ohio. The Ohio operations are owned as a tenancy in common by Vectren Energy Delivery of Ohio, Inc. (“VEDO”), a wholly owned subsidiary (53% ownership), and Indiana Gas (47% ownership). The Ohio operations generally do business as Vectren Energy Delivery of Ohio.

The Company, through Vectren Enterprises, Inc. (“Enterprises”), is also involved in nonutility activities in three primary business areas: Energy Marketing and Services, Coal Mining and Energy Infrastructure Services. Energy Marketing and Services markets and supplies natural gas and provides energy management services. Coal Mining mines and sells coal. Energy Infrastructure Services provides underground construction and repair and energy performance contracting services. Enterprises also has other businesses that invest in energy-related opportunities and services, real estate, and leveraged leases, among other investments. In addition, the Company has investments that generate synfuel tax credits and processing fees relating to the production of coal-based synthetic fuels. These operations are collectively referred to as the Nonutility Group. Enterprises supports the Company’s regulated utilities pursuant to service contracts by providing natural gas supply services, coal, infrastructure services and other services.

The Company segregates its operations into three groups: a Utility Group, a Nonutility Group, and Corporate and Other. At December 31, 2006, the Company had $4.1 billion in total assets, with $3.4 billion (84%) attributed to the Utility Group, $0.6 billion (16%) attributed to the Nonutility Group, and less than $0.1 billion attributed to Corporate and Other. Net income for the year ended December 31, 2006, was $108.8 million, or $1.44 per share of common stock, with $91.4 million attributed to the Utility Group, $18.1 million attributed to the Nonutility Group, and a net loss of $0.7 million attributed to Corporate and Other. Net income for the year ended December 31, 2005, was $136.8 million, or $1.81 per share of common stock, with $95.1 million attributed to the Utility Group, $48.2 million attributed to the Nonutility Group, and a net loss of $6.5 million attributed to Corporate and Other.

Vectren was incorporated under the laws of Indiana on June 10, 1999. Our corporate offices are located at One Vectren Square, Evansville, Indiana 47708. Our telephone number is (812) 491-4000.

Our Strategy

Our strategy is focused on becoming the leading regional provider of energy and related solutions to business, residential and municipal customers. We believe strong customer relationships are key to our success, and we will continue to build upon our strong core utility foundation to help make our customers more productive, comfortable and secure and to provide attractive returns to our shareholders.

We will focus on our strong utility foundation by remaining a competitive, safe and reliable provider of energy and related products and services.    Our utility franchise is built upon successfully operating our core utility assets. Our competitive electric generating and energy distribution assets allow us to offer competitive customer rates. We have aligned our business groups and have formed strategic alliances and partnerships to utilize our core competencies, manage risk, reduce costs and better manage our operations.

We will continue to build upon the loyalty of our existing and new customers by offering value-added products and services.    Through delivering value and anticipating and meeting customer needs, we will continue to build customer loyalty, critical to maintaining and growing our customer base. We will actively support customer conservation initiatives in tandem with the implementation of conservation adjustment trackers to recover the resulting lost margins from these efforts.

We will continue to build on a supportive regulatory environment in our service territories and to proactively address regulatory issues.    We have cultivated constructive relationships with the state regulatory bodies and we have achieved supportive outcomes in a number of recent situations, including approval of a normal temperature adjustment mechanism with respect to our Indiana natural gas customers, and conservation programs that work in tandem with a lost margin recovery mechanism for the Ohio and our Indiana North operations. Maintaining favorable relationships with the state public service commissions and consumer representatives will remain our strategic imperative aimed at securing adequate returns on our rate base and optimizing our regulated investments.

We will continue to develop our nonutility businesses to provide a diversified foundation of earnings and revenue growth, while maintaining the strong linkage to our core regulated utility businesses.    We will continue to focus on growing and developing our nonutility businesses, in addition to providing products and services to our regulated utilities by reinvesting earnings in core operating businesses, investing in gas storage assets, developing and marketing new coal reserves, and growing our energy infrastructure business.

We will pursue competitive returns for our shareholders.    Our goal is to continue to grow our cash dividend annually and produce, on average over a five year period, annual earnings growth per share of more than 5%. We also have a goal of growing our earnings from our regulated operations on average from 3.5% to 4% annually and our earnings from our nonutility operations on average of 10% or more annually. We plan to meet our annual earnings growth goals through cost controls, managed expansion in our businesses and appropriate rate relief.

Our Competitive Strengths

We believe we have developed competitive strengths that position us to successfully execute our strategy. These strengths include:

Balanced business model.    Our business model features stable earnings growth from our regulated operations, which have provided the primary support behind our ability to pay dividends at an increasing rate each year, while we believe our nonutility assets have greater earnings growth potential. Our regulated operations in Indiana and Ohio provide utility services to 992,000 gas and 140,000 electric customers. The combination of a gas and electric customer base allows us to fully utilize our expertise in satisfying the complete spectrum of utility needs in our service territories. Significant infrastructure investments are anticipated in our utility operations. We believe that this increase in rate base will support earnings growth in our utility operations. Our nonutility businesses are closely linked with our core utility businesses and we expect that these nonutility businesses will achieve earnings growth by continuing to reinvest their earnings in existing operations, including additional gas storage capacity and new coal reserves, among others.

Supportive regulatory environments.    We are continuing to invest significant new capital in our regulated operations, including investments related to our environmental expenditures, such as those related to emission reduction efforts for which recovery rider mechanisms have previously been authorized. Our regulated businesses operate in supportive regulatory environments. We have achieved supportive regulatory outcomes in a number of situations, including approval of rider mechanisms to recover capital expenditures associated with compliance with Clean Air Act and Clean Air Mercury requirements, approval of a normal temperature adjustment mechanism with respect to our Indiana natural gas customers, and conservation programs that work in tandem with a lost margin recovery mechanism for the Ohio operations and for Indiana North. Through such mechanisms, we expect to have a more stable regulated earnings stream and thus better opportunities to more consistently achieve our authorized rates of return.

Consistent dividend growth.    We have posted 47 consecutive years of dividend growth and currently target a payout ratio of approximately 65% of earnings over time.

Experienced management team.    Our seasoned management team has significant utility and related industry experience and this has enabled us to continue to grow our utility operations as well as to develop and grow nonutility businesses which complement and are directly linked to our core utility operations.

Disciplined approach to growth through business combinations or alliances.    We have developed a network of business alliances with key partners that helps us reduce or offset costs to our utility customers, while providing incremental earnings growth opportunities in related or affiliated businesses, as well as improving the risk profile of our operations. Our management team evaluates opportunities to pursue further alliances, as well as business combinations, in the areas where we have proven expertise. We will also consider divesting certain businesses if we determine that they are no longer core to our strategy.

Successful nonutility portfolio of businesses.    We have achieved earnings growth in our nonutility business group through the direct link of our major nonutility operations to our core utility businesses. In addition to providing these services to third parties, our Energy Marketing and Services group markets and supplies natural gas to our gas utility operations; our Coal Mining group mines and sells coal to our electric utility; and our Energy Infrastructure Services group provides underground construction and repair services to our gas operations.

Recent Developments

Vectren South (Southern Indiana Gas & Electric) Base Rate Filing

On September 1, 2006, we filed a petition with the Indiana Utility Regulatory Commission (IURC) to adjust our electric and gas base rates in our southern Indiana service territory. In our petition, we seek to increase our rates by approximately $76.7 million to recover the nearly $120 million additional investment in electric utility infrastructure since our last base rate increase in 1995 that is not currently included in rates charged to customers. The increase in rates is also required to support system growth, maintenance, and reliability as well as to recover costs deferred under previous IURC rate orders, including costs related to the start-up of, and the energy market conducted by, Midwest Independent System Operator, Inc. (MISO), a FERC approved regional transmission organization in which we are a member, as well as certain demand side management expenses. In addition, we are seeking a tracker recovery mechanism to earn a return on expected future investments in electric transmission.

We also seek to increase our base (non-gas cost) rates by approximately $10.4 million to cover the ongoing cost of operating and maintaining our natural gas distribution and storage system. This case also includes a request for a recovery mechanism to earn a return on expected future investments in the replacement of bare steel and cast iron mains.

These filings begin a process that may conclude in the late summer or early fall of 2007. The initial public hearings in both rate cases have been conducted. On January 30, 2007, the Indiana Office of the Utility Consumer Counselor (OUCC) filed testimony in the gas rate case proposing an increase of $5.1 million.

Ohio and Indiana Decoupling Mechanisms

In late 2005, we filed conservation programs and conservation adjustment trackers in Ohio and Indiana designed to help customers conserve energy and reduce their annual gas bills. The programs would allow us to recover costs of promoting the conservation of natural gas through conservation trackers that work in tandem with a lost margin recovery mechanism. This mechanism is designed to allow us to recover the distribution portion of our rates from residential and commercial customers based on the level of customer revenues established in each utility’s last general rate case.

Indiana

In December 2006, the IURC approved a settlement agreement between us and the OUCC that provides for the implementation of a 5-year energy efficiency program to be implemented. The order allows our Indiana utilities to recover the costs of promoting the conservation of natural gas through conservation trackers that work in tandem with a lost margin recovery mechanism that would provide for recovery of 85% of the difference between revenues actually collected by us and the revenues approved in our most recent rate case. The order was implemented in the North service territory in December 2006 and will be implemented in the South service territory after the next general rate case, which should be completed in the late summer or early fall of 2007. See “Recent Developments—Vectren South Base Rate Filing.” While most expenses associated with these programs are recoverable, in the first program year we are required to fund $1.5 million in program costs without recovery. Revenues recorded in 2006 as a result of this order relating to lost margin recovery totaled $0.7 million and revenues to fund energy efficiency programs totaled $0.6 million.

Ohio

In September 2006, the Public Utilities Commission of Ohio (PUCO) approved a conservation proposal that would implement a decoupling approach, including a related conservation program, for our Ohio operations. The PUCO decision was issued following a hearing process and the submission of a settlement offer by us, the Office of the Ohio Consumers Counsel (OCC), and the Ohio Partners for Affordable Energy (OPAE). The settlement was contested by the PUCO Staff. In the decision the PUCO addressed decoupling by approving a two year, $2 million total, low-income conservation program to be funded by us, as well as a sales reconciliation rider intended to be a recovery mechanism for the difference between the weather normalized revenues actually collected by us and the revenues approved by the PUCO in our most recent rate case. The decision by the PUCO produced an outcome that was different from the settlement. Following the decision, we and the OPAE advised the PUCO that we would accept the outcome even though it differed from the terms of the settlement. The OCC sought rehearing of the decision, which was denied in December, and thereafter the OCC advised the PUCO that the OCC was withdrawing from the settlement. At that point the OCC also initiated the process for appealing the PUCO’s September and December decisions to the Ohio Supreme Court. Thereafter, we, the OPAE, and the PUCO Staff advised the PUCO that we accepted the terms provided in the September decision, as affirmed by the December rehearing decision. Since that time there have been a number of procedural filings by the parties and presently we are awaiting a further decision from the PUCO. We believe that the PUCO had the necessary legal basis for its decisions and thus should confirm the outcome provided in the September decision. We began recognizing the impact of this order on October 1, 2006, and have recorded revenues in 2006 related to the order in the amount of $1.3 million.

Utility Holdings Debt Issuance

In October 2006, Utility Holdings issued $100 million aggregate principal amount of 5.95% senior unsecured notes due October 1, 2036 (2036 Notes). The 30-year notes were priced at par. The 2036 Notes are guaranteed by Utility Holdings’ three public utilities: SIGECO, Indiana Gas, and VEDO. These guarantees are full and unconditional and joint and several. In addition, Utility Holdings’ timely payment of the regularly scheduled payments of the principal and interest on the 2036 Notes when due, and payments in connection with the redemption of the notes at the option of representatives of deceased owners, are insured by a financial guaranty insurance policy issued by Financial Guaranty Insurance Company for the benefit of the holders of the notes.

The 2036 Notes have no sinking fund requirements, and interest payments are due quarterly. The notes may be called by Utility Holdings, in whole or in part, at any time on or after October 1, 2011, at 100% of principal amount plus accrued interest. During the first and second quarters of 2006, Utility Holdings entered into several interest rate hedges with an aggregate $100 million notional amount. Upon issuance of the notes, these instruments were settled resulting in the payment of approximately $3.3 million, which was recorded as a Regulatory asset pursuant to existing regulatory orders. The value paid is being amortized as an increase to interest expense over the life of the issue maturing October 2036.

The net proceeds from the sale of the 2036 Notes and settlement of the hedging arrangements totaled approximately $92.8 million. These proceeds were used to repay most of the $100,000,000 outstanding principal balance of Utility Holdings’ 7.25% Senior Notes due October 15, 2031, which were redeemed on October 19, 2006 at par plus accrued interest.

IGCC Certificate of Public Convenience and Necessity

On September 7, 2006, Vectren Energy Delivery of Indiana and Duke Energy Indiana, Inc., filed with the IURC a joint petition for a Certificate of Public Convenience and Necessity (CPCN) for the construction of new electric capacity. Specifically, Vectren requested the IURC approve its construction and ownership of up to 20% of the Integrated Gasification Combined Cycle (IGCC) project. Vectren’s CPCN filing also seeks timely recovery of its 20% portion of the project’s construction costs as well as operation and maintenance costs and additional incentives available for the construction of clean coal technology, available under existing Indiana legislative authority provided by Senate Bill 29. Initial studies of plant design have already begun and, if the project moves forward as currently designed, plant construction is expected to begin in 2007 and continue through 2011.

Acquisition of Miller Pipeline

Effective July 1, 2006, we purchased the remaining 50% ownership in Miller Pipeline Corporation (Miller), making Miller a wholly owned subsidiary. The results of Miller’s operations, formerly accounted for using the equity method, have been included in our consolidated results of operations since July 1, 2006. Miller, originally founded in 1953, performs natural gas and water distribution, transmission, and construction repair and rehabilitation primarily in the Midwest and the repair and rehabilitation of gas, water, and wastewater facilities nationwide. Miller’s customers include our utilities.

Sale of Telecom-Related Investments

In 2006, the majority owner of SIGECOM, LLC (SIGECOM) and Vectren agreed to sell their interests in SIGECOM to WideOpenWest, LLC. We have recorded an after tax loss of $1.3 million regarding this transaction. Proceeds from the sale are expected to total approximately $45 million and to be distributed in early 2007. SIGECOM provides broadband services, such as cable television, high-speed internet, and advanced local and long distance phone services, to the greater Evansville, Indiana area.

ProLiance Lawsuit Settlement

In November, 2006, ProLiance Energy, LLC (“ProLiance”), our unconsolidated nonutility energy marketing affiliate owned by us and Citizens Gas and Coke Utility, agreed to settle a 2002 civil lawsuit between the City of Huntsville, Alabama and ProLiance. The $21.6 million settlement (Huntsville Settlement) relates to a dispute over a contractual relationship with Huntsville Utilities during 2000-2002.

During 2006, ProLiance recorded an $18.3 million charge recognizing the Huntsville Settlement. During 2004, ProLiance recorded $3.9 million as a reserve for loss contingency recognizing the initial unfavorable judgment and the uncertainties related to the ultimate outcome. During 2006 and 2005, $0.1 million and $0.5 million of legal fees were charged against the reserve.

As an equity investor in ProLiance, we recorded our share of these charges which totaled $6.6 million after tax in 2006 and $1.4 million after tax in 2004. We are currently exploring whether a portion of those charges may be recoverable from insurance carriers.

Synfuel Developments

Pace Carbon Synfuels, LP (Pace Carbon) is a Delaware limited partnership formed to develop, own, and operate four projects to produce and sell coal-based synthetic fuel (synfuel) utilizing Covol technology. We have an 8.3 percent interest in Pace Carbon, which we account for using the equity method. In addition, Vectren Fuels, Inc., a wholly owned subsidiary involved in coal mining, receives processing fees from a synfuel producer unrelated to Pace Carbon for a portion of its coal production. Under current tax laws, these synfuel related credits and fees cease at the end of 2007.

The Internal Revenue Service has issued private letter rulings, which concluded that the synthetic fuel produced at the Pace Carbon facilities should qualify for tax credits. The IRS has completed tax audits of Pace Carbon for the years 1998 through 2001 without challenging tax credit calculations. As a partner in Pace Carbon, we have reflected synfuel tax credits in our consolidated results from inception through December 31, 2006, of approximately $92 million, of which approximately $81 million have been generated since 2001. To date, we have been in a position to utilize or carryforward substantially all of the credits generated. Primarily from the use of these credits, the Company generated an Alternative Minimum Tax (AMT) credit carryforward of approximately $42.1 million at December 31, 2006.

Synfuel tax credits are only available when the price of oil is less than a base price specified by the Internal Revenue Code, as adjusted for inflation. We estimate that high oil prices caused a 35 % phase out of synfuel tax credits in 2006. Therefore, of the $21.5 million in tax credits generated in 2006, only $14.0 million are reflected as a reduction to our income tax expense.

In July, 2006, we suspended our participation in the production of synthetic fuel due to the high price of oil and uncertainty of federal legislation that might favorably affect the reference price of oil governing the phase out of synfuel tax credits. Consistent with that decision to suspend participation, we impaired our investment in Pace Carbon and expensed funding requirements estimated at that time. Charges approximating $9.5 million, or

$5.7 million after tax, were recorded in our Income Statement under Other-net in the second quarter of 2006. The Company resumed participation in October, 2006, as oil prices began to fall.

For the year ended December 31, 2006, synfuel-related activity, inclusive of the phase out of tax credits, the impairment of synfuel-related assets, the related hedging activity, and estimated impact of insurance contracts, resulted in an after tax loss of $3.8 million, or $0.05 per share. Mark-to-market losses associated with financial contracts hedging 2007 production recognized in 2006 totaled $1.5 million after tax, or $0.02 per share. In 2005 and 2004, synfuel-related earnings totaled $11.7 million and $12.1 million, respectively. We have hedged all 2007 production and would expect a positive contribution to earnings as a result of this activity. However, the accounting for the contracts hedging 2007 production could result in some quarterly earnings volatility throughout 2007.

The Offering

Issuer	Vectren Corporation

Common stock offered by the forward seller(1)	4,600,000 shares (5,290,000 shares if the underwriters’ over-allotment option is exercised in full)

Number of shares of common stock to be outstanding assuming full physical settlement of the forward sale agreement(2)	80,852,552 shares (81,542,552 shares if the underwriters’ over-allotment option is exercised in full)(2)

New York Stock Exchange symbol	VVC

Common stock closing price range (January 3, 2007—February 16, 2007)	$28.69—$27.70 per share

Recent dividend declaration

Our Board of Directors declared a dividend of $0.315 per share payable on March 1, 2007, to shareholders of record on February 15, 2007. Investors will not be entitled to receive this dividend in respect of any of the shares of our common stock they purchase in this offering.

Use of proceeds(2)

We will not initially receive any proceeds from the sale of shares of common stock by the forward seller. At an initial forward price of $             per share, we expect to receive net proceeds of $            , subject to the price adjustment and other provisions of the forward sale agreement, in the event of full physical settlement of the forward sale agreement, which we expect would occur within approximately 24 months following the date of this prospectus supplement.

We intend to use any net proceeds that we receive upon physical settlement of the forward sale agreement, if we elect physical settlement, to repay short-term debt obligations incurred to fund our capital expenditure program and for other general corporate purposes. In the event the forward seller is unable to borrow all of the shares to be sold in the offering, it determines it is impracticable to do so or it cannot do so at a cost not greater than a specified amount per share of our common stock and we are required to issue shares, any net proceeds we receive upon issuance of shares in this offering will be used for the same purposes. See “Use of Proceeds.”

Accounting treatment

Before any issuance of our common stock upon physical settlement of the forward sale agreement, the forward sale agreement will be reflected in our diluted earnings per share calculations using the treasury stock method. Under this method, the number of shares of our common stock used in calculating diluted earnings per share is deemed to be increased by the excess, if any, of the number of shares that would be issued upon physical settlement of the forward sale agreement over the number of shares that could be purchased by us in the market (based on the average market price during the period) using the proceeds receivable upon settlement (based on the adjusted forward sale price at the end of the reporting period). Consequently, prior to physical settlement of the forward sale agreement and subject to the occurrence of certain events, we anticipate there will be no dilutive effect on our earnings per share except during periods when the average market price of our common stock is above the per share adjusted forward sale price, which is initially $             (which is the public offering price less the underwriting discount shown on the cover page of this prospectus supplement), subject to adjustment based on the federal funds rate less a spread and subject to decrease on certain dates specified in the forward sale agreement by the amount of the per share quarterly dividends we currently expect to declare during the term of the forward sale agreement. However, if we decide to physically settle the forward sale agreement, delivery of our shares on any physical settlement of the forward sale agreement will result in dilution to our earnings per share and return on equity.

Risk factors

See “Risk Factors” and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the “Risk Factors” section in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

(1)	Unless otherwise specified, in this prospectus supplement we assume that we will not be required to issue any of the shares of our common stock subject to this offering. If the forward seller is unable to borrow all of the shares of common stock subject to this offering, it determines it is impracticable to do so or it cannot do so at a cost not greater than a specified amount per share of our common stock, we will issue and sell a number of shares equal to the number of shares that the forward seller does not borrow and sell, and in such circumstances, the number of shares issuable upon physical settlement of the forward sale agreement will be proportionately reduced.
(2)	Based on the number of our issued and outstanding common shares as of January 31, 2007 (assuming that the forward sale agreement is fully physically settled based on the initial forward sale price of $ by the delivery of 4,600,000 shares of our common stock). The forward sale price is subject to adjustment pursuant to the forward sale agreement, and the actual receipt of proceeds by us is subject to physical settlement of the forward sale agreement. See “Underwriting—Forward Sale Agreement” for a description of the forward sale agreement. This number of shares of our common stock does not include the approximately 7.2 million shares of common stock reserved for issuance through our share-based compensation plans, benefit plans and dividend reinvestment plan.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary financial data for the years ended December 31, 2004 through December 31, 2006 have been derived from our audited consolidated financial statements and related notes, which are incorporated by reference herein. The information set forth below is qualified in its entirety by reference to, and should be read together with, management’s discussion and analysis of results of operations and financial condition, the financial statements and related notes, and other financial information incorporated by reference herein.

	Year Ended December 31,
(In millions, except per share data)	2006	2005	2004
Operating Data:
Operating revenues	$2,041.6	$2,028.0	$1,689.8
Operating income	$220.5	$213.1	$199.5
Net income	$108.8	$136.8	$107.9
Average common shares outstanding	75.7	75.6	75.6
Fully diluted common shares outstanding	76.2	76.1	75.9
Basic earnings per share on common stock	$1.44	$1.81	$1.43
Diluted earnings per share on common stock	$1.43	$1.80	$1.42
Dividends per share on common stock	$1.23	$1.19	$1.15

Cash Flow Statement Data:
Cash flow from operations	$310.2	$268.4	$238.0
Capital expenditures, excluding AFUDC equity	$(281.4)	$(231.6)	$(252.5)

	As of December 31,
	2006	2005	2004
Balance Sheet Data:
Cash and cash equivalents	$32.8	$20.4	$9.6
Net utility plant	$2,385.5	$2,251.9	$2,156.2
Total assets	$4,091.6	$3,868.1	$3,586.9
Short-term borrowings	$464.8	$299.9	$412.4
Current maturities of long-term debt	$24.2	$0.4	$38.5
Long-term debt subject to tender	$20.0	$53.7	$10.0
Long-term debt, net	$1,208.0	$1,198.0	$1,016.6
Redeemable preferred stock	—	—	$0.1
Minority interest in subsidiary	$0.4	$0.4	$0.4
Common shareholders’ equity	$1,174.2	$1,143.3	$1,094.8

RISK FACTORS

In addition to the other information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus, you should carefully consider the following risk factors, as well as the “Risk Factors” section in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, before you decide to invest in our common stock.

Risks related to our business:

We are a holding company, and our assets consist primarily of investments in our subsidiaries.

Dividends on our common stock depend on the earnings, financial condition, capital requirements and cash flow of our subsidiaries, principally Utility Holdings and Enterprises, and the distribution or other payment of earnings from those entities to us. Should the earnings, financial condition, capital requirements or cash flow of, or legal requirements applicable to, them restrict their ability to pay dividends or make other payments to us, our ability to pay dividends on our common stock could be limited and our stock price could be adversely affected. Our results of operations, future growth and earnings and dividend goals also will depend the performance of our subsidiaries. Additionally, certain of our lending arrangements contain restrictive covenants, including the maintenance of a total debt to total capitalization ratio, which could limit our ability to pay dividends.

We operate in an increasingly competitive industry, which may affect our future earnings.

The utility industry has been undergoing dramatic structural change for several years, resulting in increasing competitive pressure faced by electric and gas utility companies. Increased competition may create greater risks to the stability of our earnings generally and may in the future reduce our earnings from retail electric and gas sales. Currently, several states, including Ohio, have passed legislation that allows customers to choose their electricity supplier in a competitive market. Indiana has not enacted such legislation. Ohio regulation also provides for choice of commodity providers for all gas customers. In 2003, we implemented this choice for our gas customers in Ohio. Indiana has not adopted any regulation requiring gas choice except for large-volume customers. We cannot provide any assurance that increased competition or other changes in legislation, regulation or policies will not have a material adverse effect on our business, financial condition or results of operations.

A significant portion of our gas and electric utility sales are space heating and cooling. Accordingly, our operating results may fluctuate with variability of weather.

Our gas and electric utility sales are sensitive to variations in weather conditions. We forecast utility sales on the basis of normal weather, which represents a long-term historical average. Since we do not have a weather-normalization mechanism for our electric operations or our Ohio natural gas operations, significant variations from normal weather could have a material impact on our earnings. However, the impact of weather on the gas operations in our Indiana territories has been significantly mitigated through the implementation on October 15, 2005, of a normal temperature adjustment mechanism.

Our gas and electric utility sales are concentrated in the Midwest.

The operations of our regulated utilities are concentrated in central and southern Indiana and west central Ohio and are therefore impacted by changes in the Midwest economy in general and changes in particular industries concentrated in the Midwest. These industries include automotive assembly, parts and accessories, feed, flour and grain processing, metal castings, aluminum products, appliance manufacturing, polycarbonate resin (Lexan®) and plastic products, gypsum products, electrical equipment, metal specialties, glass, steel finishing, pharmaceutical and nutritional products, gasoline and oil products, and coal mining.

Risks related to the regulation of our businesses, including environmental regulation, could affect the rates we charge our customers, our costs and our profitability.

Our businesses are subject to regulation by federal, state and local regulatory authorities. In particular, we are subject to regulation by the FERC, the IURC and the PUCO. These authorities regulate many aspects of our transmission and distribution operations, including construction and maintenance of facilities, operations, safety and the rates that we can charge customers and the rate of return that our utilities are authorized to earn. Our ability to obtain rate increases to maintain our current authorized rate of return depends upon regulatory discretion, and there can be no assurance that we will be able to obtain rate increases or rate supplements or earn our current authorized rate of return.

In addition, our operations and properties are subject to extensive environmental regulation pursuant to a variety of federal, state and municipal laws and regulations. These environmental regulations impose, among other things, restrictions, liabilities and obligations in connection with storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances in the environment. Such emissions from electric generating facilities include particulate matter, sulfur dioxide (SO2), nitrogen oxide (NOx), and mercury, among others.

Environmental legislation also requires that facilities, sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Our current costs to comply with these laws and regulations are significant to our results of operations and financial condition. In addition, claims against us under environmental laws and regulations could result in material costs and liabilities. With the trend toward stricter standards, greater regulation, more extensive permit requirements and an increase in the number and types of assets operated by us subject to environmental regulation, our investment in environmentally compliant equipment, and the costs associated with operating that equipment, have increased and are expected to increase in the future.

Further, there are proposals to address global climate change that would regulate carbon dioxide (CO2) and other greenhouse gases. Any future legislative or regulatory actions to address global climate change could adversely affect our business and results of operations by, for example, requiring changes in, and increased costs related to, our fossil fuel generating plants and coal mining operations.

From time to time, we are subject to material litigation and regulatory proceedings.

We, as well as our equity investees such as ProLiance, may be subject to material litigation and regulatory proceedings from time to time. There can be no assurance that the outcome of these matters will not have a material adverse effect on our business, results of operations or financial condition.

Our electric operations are subject to various risks.

Our electric generating facilities are subject to operational risks that could result in unscheduled plant outages, unanticipated operation and maintenance expenses and increased purchased power costs. Such operational risks can arise from circumstances such as facility shutdowns due to equipment failure or operator error; interruption of fuel supply or increased prices of fuel as contracts expire; disruptions in the delivery of electricity; inability to comply with regulatory or permit requirements; labor disputes; and natural disasters.

We may experience significantly increased gas costs.

Commodity prices for natural gas purchases have increased and become more volatile in recent years. Subject to regulatory approval, our utility subsidiaries are allowed recovery of gas costs from their retail customers through commission-approved gas cost adjustment mechanisms. As a result, profit margins on gas sales are not expected to be impacted. Nevertheless, regulators may disallow, and have in the past disallowed, recovery of a portion of gas costs for various reasons, including but limited to, a finding by the regulator that natural gas was not prudently procured, as an example. In addition, it is possible that as a result of this near term change in natural gas commodity prices, our subsidiaries may experience increased interest expense due to higher working capital requirements, increased uncollectible accounts expense and unaccounted for gas and some level of price sensitive reduction in volumes sold or delivered. However, we believe that the negative earnings impact on the reduction of price sensitive natural gas volumes sold is significantly mitigated by Indiana and Ohio orders received in the fourth quarter of 2006 that authorize lost margin recovery.

The impact of MISO participation is uncertain.

Since February, 2002 and with the IURC’s approval, we have been a member of the MISO. The MISO serves the electrical transmission needs of much of the Midwest and maintains operational control over our electric transmission facilities as well as that of other Midwest utilities.

On April 1, 2005, the MISO energy market commenced operation (the Day 2 energy market). As a result of being a market participant, we now bid our owned generation into the Day Ahead and Real Time markets and procure power for our retail customers at Locational Marginal Pricing (LMP) as determined by the MISO market.

As a result of MISO’s operational control over much of the Midwestern electric transmission grid, including our electric transmission facilities, our continued ability to import power, when necessary, and export power to the wholesale market has been, and may continue to be, impacted. Given the nature of MISO’s policies regarding use of transmission facilities, as well as ongoing FERC initiatives and uncertainties around Day 2 energy market operations, it is difficult to predict near term operational impacts. However, it is believed that MISO’s regional operation of the transmission system will ultimately lead to reliability improvements within the Midwestern transmission system.

The potential need to expend capital for improvements to the transmission system, both to our own facilities as well as to those facilities of adjacent utilities, over the next several years will become more predictable as MISO completes studies related to regional transmission planning and improvements. Such expenditures may be significant.

Wholesale power marketing activities may add volatility to earnings.

Our regulated electric utility engages in wholesale power marketing activities that primarily involve asset optimization strategies. These optimization strategies primarily involve the offering of utility-owned or contracted generation into the MISO hourly and real time markets. As part of these strategies, we may also execute energy contracts that are integrated with portfolio requirements around power supply and delivery. Projected earnings from wholesale marketing activities may vary based on fluctuating prices for electricity and the amount of electric generating capacity or purchased power available, beyond that needed to meet firm service requirements.

If we do not accurately forecast future commodities prices or if our hedging procedures do not operate as planned in certain nonutility businesses, our net income could be reduced or we may experience losses.

The operations of ProLiance as well as our nonutility retail gas retail supply and coal mining businesses execute forward and option contracts that commit them to purchase and sell natural gas and coal in the future, including forward contracts to purchase commodities to fulfill forecasted sales transactions that may or may not occur. If the value of these contracts changes in a direction or manner that is not anticipated, or if the forecasted sales transactions do not occur, we may experience losses.

To lower the financial exposure related to commodity price fluctuations, these nonutility businesses may execute contracts that hedge the value of commodity price risk. As part of this strategy, we may utilize fixed-price forward physical purchase and sales contracts, and/or financial forwards, futures, swaps and option contracts traded in the over-the-counter markets or on exchanges. However, although almost all natural gas and coal positions are hedged, with either these contracts or with our owned coal inventory and known reserves, we do not hedge our entire exposure or our positions to market price volatility. To the extent our forecasts of future commodities prices are inaccurate, our hedging procedures do not work as planned, our coal reserves cannot be accessed or we have unhedged positions, fluctuating commodity prices are likely to cause our net income to be volatile and may lower our net income.

The performance of our nonutility businesses are also subject to certain risks.

Execution of gas marketing strategies by ProLiance as well as the execution of our coal mining and energy infrastructure services strategies and the success of our efforts to invest in and develop new opportunities in the nonutility business area is subject to a number of risks. These risks include, but are not limited to, the effects of weather; failure of installed performance contracting products to operate as planned; storage field and mining property development; increased coal mining industry regulation; potential legislation that may limit CO2 and other greenhouse gases emissions; creditworthiness of customers and joint venture partners; factors associated with physical energy trading activities, including price, basis, credit, liquidity, volatility, capacity, and interest rate risks; changes in federal, state or local legal requirements, such as changes in tax laws or rates; and changing market conditions.

Our nonutility businesses support our regulated utilities pursuant to service contracts by providing natural gas supply services, coal, and energy infrastructure services. In most instances, our ability to maintain these service contracts depends upon regulatory discretion and negotiation with interveners, and there can be no assurance that we will be able to obtain future service contracts, or that existing arrangements will not be revisited.

Our synfuel results would be adversely affected if synfuel credits are limited or disallowed.

Under current tax laws, synfuel related tax credits and fees end after 2007. The Permanent Subcommittee on Investigations of the U.S. Senate’s Committee on Governmental Affairs has an ongoing investigation relating to synfuel tax credits.

The Internal Revenue Service has issued private letter rulings, which concluded that the synthetic fuel produced at the Pace Carbon facilities should qualify for tax credits. The IRS has completed tax audits of Pace Carbon for the years 1998 through 2001 without challenging tax credit calculations. As a partner of Pace Carbon, we have reflected synfuel tax credits in our consolidated results from inception through December 31, 2006, of approximately $92 million, of which approximately $81 million have been generated since 2001. To date, we have been in a position to utilize or carry forward substantially all the credits generated.

Synfuel tax credits are only available when the price of oil is less than a base price specified by the tax code, adjusted for inflation. For 2007, we have hedged 100% of expected production to help offset a phase-out due to high oil prices. However, during the year, the hedges could cause quarterly earnings volatility due to mark-to-market accounting. If production is not interrupted during 2007, the average oil price will have an immaterial effect on earnings. However, if oil prices increase enough to produce a substantial phase-out prior to year end and production is halted or we choose to “opt out,” the proceeds on hedges and the reduction in production costs could result in increased earnings. Also, if production is interrupted for reasons other than oil prices and tax credits are not earned, we could be at risk for the cost of the hedges.

Our nonutility group competes with larger, full-service energy providers, which may limit our ability to grow our business.

Competitors for our nonutility businesses include regional, national and global companies. Many of our competitors are well-established and have larger and more developed networks and systems, greater name recognition, longer operating histories and significantly greater financial, technical and marketing resources. This competition, and the addition of any new competitors, could negatively impact the financial performance of the nonutility group and our ability to grow our nonutility businesses.

Catastrophic events could adversely affect our facilities and operations.

Catastrophic events such as fires, earthquakes, explosions, floods, tornados, terrorist acts or other similar occurrences could adversely affect our facilities and operations.

Workforce risks could affect our financial results.

We are subject to various workforce risks, including but not limited to, the risk that we will be unable to attract and retain qualified personnel; that we will be unable to effectively transfer the knowledge and expertise of an aging workforce to new personnel as those workers retire; and that we will be unable to reach collective bargaining arrangements with the unions that represent certain of our workers, which could result in work stoppages.

A downgrade in our credit ratings could negatively affect our ability to access capital.

The following table shows the current ratings assigned to certain outstanding debt by Moody’s and Standard & Poor’s:

Current Rating
	Moody’s	Standard & Poor’s
Utility Holdings, Indiana Gas and SIGECO senior unsecured debt	Baa1	A-
Utility Holdings commercial paper program	P-2	A-2

The current outlook of both Moody’s and Standard and Poor’s is stable and are categorized as investment grade. A security rating is not a recommendation to buy, sell, or hold securities. The rating is subject to revision or withdrawal at any time, and each rating should be evaluated independently of any other rating. Standard and Poor’s and Moody’s lowest level investment grade rating is BBB- and Baa3, respectively.

We may be required to obtain additional permanent financing (1) to fund our capital expenditures, investments and debt security redemptions and maturities and (2) to further strengthen our capital structure and the capital structures of our subsidiaries. If the rating agencies downgrade our credit ratings, particularly below investment grade, or withdraw our ratings, it may significantly limit our access to the debt capital markets and the commercial paper market, and our borrowing costs would increase. In addition, we would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources would likely decrease. Finally, there is no assurance that we will have access to the equity capital markets to obtain financing when necessary or desirable.

Risks related to the forward sale agreement:

Settlement provisions contained in the forward sale agreement subject us to certain risks.

The forward purchaser will have the right to accelerate the forward sale agreement and require us to settle on a date specified by the forward purchaser if (1) in its sole judgment, it or its affiliate is unable to or it is otherwise commercially impracticable for it or its affiliate to continue to borrow a number of shares of our common stock equal to the number of shares to be delivered by us upon physical settlement of the forward sale agreement, (2) we declare any dividend or distribution on shares of our common stock payable in (i) cash in excess of the specified amount, (ii) securities of another company, or (iii) any other type of securities (other than our common stock), rights, warrants or other assets for payment at less than the prevailing market price, as determined by the forward purchaser, (3) subject to certain limitations in the case of a merger, an event is announced that if consummated would result in an extraordinary event (as such term is defined in the forward sale agreement and includes certain mergers and tender offers, as well as certain events involving our nationalization or delisting of our common stock), (4) we announce or disclose any repurchase of our common stock that alone, or in aggregate with other repurchases, would result in the amount of shares underlying the forward sale agreement exceeding a certain threshold, or (5) certain other events of default or termination events occur, including, among other things, any material misrepresentation made in connection with entering into the forward sale agreement, our bankruptcy, or a change in law (each as more fully described in the forward sale agreement). The forward purchaser’s decision to exercise its right to require us to settle the forward sale agreement will be made irrespective of our interests, including our need for capital. In such cases, we could be required to issue and deliver common stock under the terms of the physical settlement provisions of the forward sale agreement irrespective of our capital needs, which would result in dilution to our earnings per share and return on equity.

Subject to the foregoing, the forward sale agreement will settle approximately 24 months following the date of this prospectus supplement and may be settled earlier at our option. The forward sale agreement will be physically settled, unless we elect to settle such forward sale agreement in cash. If we decide to physically settle the forward sale agreement, delivery of our shares on any physical settlement of the forward sale agreement will result in dilution to our earnings per share and return on equity. If we elect cash settlement for all or a portion of the shares of common stock included in the forward sale agreement, we would expect the forward purchaser or one of its affiliates to purchase a number of shares equal to the portion for which we elect cash settlement in order to fulfill its obligation to return the shares of our common stock it has borrowed in connection with sales of our common stock under this prospectus supplement. If the market value of our common stock at the time of the purchase is above the forward sale price, we would pay the forward purchaser under the forward sale agreement an amount in cash equal to the difference. Thus, we would be responsible for a potentially substantial cash payment. See “Underwriting—Forward Sale Agreement” for information on the forward sale agreement.

In addition, the purchase of our common stock by the forward purchaser or one of its affiliates to unwind its hedge position could cause the price of our common stock to increase over time, thereby increasing the amount of cash we would owe to the forward purchaser upon a cash settlement of the forward sale agreement.

In case of our bankruptcy or insolvency, the forward sale agreement will automatically terminate, and we would not receive the expected proceeds from the sale of our shares.

If we file for or consent to a proceeding seeking a judgment in bankruptcy or insolvency or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or we or a regulatory authority with jurisdiction over us present a petition for our winding-up or liquidation and we consent to such a petition, the forward sale agreement will terminate. If the forward sale agreement so terminates, we would not be obligated to deliver to the forward purchaser any shares not previously delivered, and the forward purchaser would be discharged from its obligation to pay the settlement price in respect of any shares not previously settled. Therefore, to the extent that there are any shares with respect to which the forward sale agreement has not been settled at the time of such filing, consent or presentation related to such bankruptcy or insolvency proceedings, we would not receive the forward sale price in respect of those shares.

Risk relating to owning our common stock:

We may issue additional shares of common stock and thereby materially and adversely affect the price of our common stock.

Other than for a period of approximately 90 days following this offering, we are generally not restricted from issuing additional common stock. See “Underwriting—Restrictions on Sales of Similar Securities.” We may issue new shares on a regular basis under our share-based compensation plans. As of December 31, 2006, approximately 7.2 million shares of our common stock were reserved for issuance through our share-based compensation plans, benefit plans and dividend reinvestment plan. If we issue additional shares of common stock, it may materially and adversely affect the price of our common stock.

Anti-takeover provisions in our Articles of Incorporation and bylaws as well as our shareholders rights plan and certain provisions of the Indiana Business Corporation Law could delay or prevent a change in control that might be beneficial to the interests of our shareholders.

Provisions in our Articles of Incorporation and bylaws as well as our shareholders rights plan and certain provisions of the Indiana Business Corporation Law may make it more difficult and expensive for a third party to acquire control of us even if a change of control would be beneficial to the interests of our shareholders. For example, our Articles of Incorporation and bylaws prohibit our shareholders from calling a special meeting, require advance notice for proposals by shareholders and nominations, and prevent the removal of our directors by our shareholders other than for cause and with the affirmative vote of the holders of at least 80% of the voting power of all the shares entitled to vote in the election of directors. In addition, our board has adopted a shareholder rights agreement designed to deter certain takeover tactics that may discourage potential takeover attempts. The Indiana Business Corporation Law (the “IBCL”) also limits certain business combination transactions between us and any person who acquires 10% or more of our common shares (an “interested shareholder”) without our board’s approval or, in certain cases, the approval of holders of a majority of our shares not owned by such interested shareholder. The IBCL may also cause a shareholder acquiring shares of our common stock beyond specified thresholds to lose the right to vote those shares unless a majority of disinterested common shares approves the exercise of such voting rights. The foregoing may adversely affect the market price of our common stock by discouraging potential takeover attempts that our shareholders may favor.

USE OF PROCEEDS

We will not initially receive any proceeds from the sale of shares of common stock offered by the forward seller. At an initial forward sale price of $             per share, we expect to receive net proceeds of approximately $             million, subject to the price adjustment and other provisions of the forward sale agreement, in the event of full physical settlement of the forward sale agreement, which we expect would occur within approximately 24 months following the date of this prospectus supplement. We intend to use any net proceeds that we receive upon physical settlement of the forward sale agreement, if we elect physical settlement, to repay a portion of our short-term debt obligations, including the outstanding commercial paper of Utility Holdings, which we incurred to fund our capital expenditure program, and for general corporate purposes. At December 31, 2006, Utility Holdings had outstanding commercial paper of $270.1 million, which had a weighted average interest rate of 5.16% per annum and had maturities ranging from 2 days to 59 days. If, however, we elect to cash settle the forward sale agreement, we would expect to receive an amount of proceeds that is significantly lower than the estimate included in this section and we may not receive any proceeds (or may owe cash to the forward purchaser). In the event the forward seller is unable to borrow all of the shares to be sold in the offering, it determines it is impracticable to do so or it cannot do so at a cost not greater than a specified amount per share of our common stock, and we are required to issue shares, any net proceeds we receive upon issuance of shares in this offering will be used for the same purposes.

The forward purchaser will have the right to accelerate the forward sale agreement and require us to settle on a date specified by the forward purchaser under certain circumstances. See “Underwriting—Forward Sale Agreement.” The forward purchaser’s decision to exercise its right to require us to settle the forward sale agreement will be made irrespective of our need for capital. In such cases, we could be required to issue and deliver common stock under the terms of the physical settlement provisions of the forward sale agreement irrespective of our capital needs, which would result in dilution to our earnings per share and return on equity. Before any issuance of our common stock upon physical settlement of the forward sale agreement, the forward sale agreement will be reflected in our diluted earnings per share calculations using the treasury stock method. Under this method, the number of shares of our common stock used in calculating diluted earnings per share is deemed to be increased by the excess, if any, of the number of shares that would be issued upon physical settlement of the forward sale agreement over the number of shares that could be purchased by us in the market (based on the average market price during the period) using the proceeds receivable upon settlement (based on the adjusted forward sale price at the end of the reporting period).

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is listed on the NYSE under the symbol “VVC.” Information relating to market prices and cash dividends on Vectren Corporation’s common stock is set forth below.

	Common Stock Closing Price Range							Common Stock Dividends Per Share Declared
	2007			2006		2005
	High	Low		High	Low	High	Low	2007	2006	2005
First Quarter	$28.69	$27.70	(a)	$28.00	$25.60	$27.95	$25.82	$0.315	$0.305	$0.295
Second Quarter				27.52	25.24	28.98	26.01		0.305	0.295
Third Quarter				28.42	26.00	29.46	26.50		0.305	0.295
Fourth Quarter				29.25	26.67	28.75	25.00		0.315	0.305

(a)	Through February 16, 2007.

On February 16, 2007, the last reported sale price of our common stock as reported on the NYSE was $28.40 per share. As of January 31, 2007, there were 10,949 holders of record of our common stock.

We are a holding company with no significant operations of our own. The primary source of funds for payment of dividends to our shareholders and our financial obligations is dividends paid to us by our subsidiaries, particularly Utility Holdings. The ability of our subsidiaries to pay dividends or make other distributions, and, accordingly, our ability to pay dividends on our common stock and meet our financial obligations, depends on the actual and projected earnings, cash flow, capital requirements and financial condition of our subsidiaries, as well as on regulatory factors, financial covenants, general business conditions and other matters.

Common stock dividends are payable at the discretion of the board of directors out of legally available funds. The Company’s policy is to distribute approximately 65% of earnings over time. On an annual basis, this percentage has varied and will continue to vary due to short-term earnings volatility. The Company and its predecessors have increased its dividend for 47 consecutive years. While the Company is under no contractual obligation to do so, it intends to continue to pay dividends and continue to increase its annual dividend. Nevertheless, should the Company’s financial condition, results of operations, capital requirements, cash flow or other relevant factors change, future payments of dividends, and the amounts of these dividends, will be reassessed.

Certain lending arrangements contain restrictive covenants, including the maintenance of a total debt to total capitalization ratio, which could limit the Company’s ability to pay dividends. These restrictive covenants are not expected to affect the Company’s ability to pay dividends in the near term.

UNDERWRITING

In this offering, subject to the terms and conditions set forth in the underwriting agreement, the forward seller will, at our request, borrow from third parties and sell 4,600,000 shares of our common stock in connection with the execution of the forward sale agreement between us and the forward purchaser. J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in the underwriting agreement dated February     , 2007 among us, the forward seller and the underwriters, the forward seller has agreed to sell to the underwriters, and the underwriters have severally agreed to purchase from the forward seller, the number of shares listed opposite their names below.

Underwriter	Number of Shares
J.P. Morgan Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Robert W. Baird & Co. Incorporated
A.G. Edwards & Sons, Inc.
Edward D. Jones & Co., L.P.
Wachovia Capital Markets, LLC

Total

The underwriters have agreed to purchase all of the shares of our common stock to be sold under the underwriting agreement, if any of these shares are purchased.

The underwriters are offering the shares of our common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to conditions contained in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have agreed to indemnify the underwriters, the forward seller, and the forward purchaser against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters, the forward seller or the forward purchaser may be required to make in respect of those liabilities.

Forward Sale Agreement.    We will enter into a forward sale agreement on the date of this prospectus supplement with an affiliate of J.P. Morgan Securities Inc., as the forward purchaser, relating to an aggregate of 4,600,000 shares of our common stock. In connection with the execution of the forward sale agreement, and at our request, J.P. Morgan Securities Inc., or one of its affiliates, whom we refer to as the forward seller, is borrowing from third parties and selling in this offering 4,600,000 shares of our common stock. If the forward seller is unable to borrow and deliver for sale on the anticipated closing date of the offering any shares of our common stock, then the forward sale agreement will be terminated in its entirety. If the forward seller is unable to borrow and deliver for sale on the anticipated closing date the number of shares of our common stock to which the forward sale agreement relates, or if the forward seller determines, in its sole judgment, that it is either impracticable to do so or that it is unable to borrow, at a cost not greater than a specified amount per share, and deliver for sale on the anticipated closing date the number of shares of our common stock to which the forward sale agreement relates, then the number of shares of our common stock to which the forward sale agreement relates will be reduced to the number that the forward seller can so borrow and deliver, that the forward seller determines is practicable to borrow and deliver or that the forward seller determines that it can borrow and deliver at or below such a cost, as the case may be. In the event that the number of shares to which the forward sale agreement relates is so reduced, the commitments of the underwriters to purchase shares of our common stock from the forward seller and the forward seller’s obligation to borrow such shares for delivery and sale to the underwriters, as described above, will be replaced with the commitments to purchase from us and our corresponding obligation to issue directly to the underwriters all or such portion of the number of shares not borrowed and delivered by the forward seller. The representatives of the underwriters will have the right to postpone the closing date for one New York business day to effect any necessary changes to the documents or arrangements.

Prior to settlement under the forward sale agreement, the forward seller will utilize the aggregate net proceeds from the sale of the borrowed shares of our common stock sold in this offering as cash collateral for the borrowing of shares described above. We will receive an amount equal to the net proceeds from the sale of the borrowed shares of our common stock sold in this offering, subject to certain adjustments pursuant to the forward sale agreement, from the forward purchaser upon full physical settlement of the forward sale agreement. We will only receive such proceeds if we elect to fully physically settle the forward sale agreement.

The forward sale agreement provides for settlement on a settlement date or dates to be specified at our discretion within approximately 24 months from the date of this prospectus supplement. On a settlement date, if we decide to physically settle the forward sale agreement, we will issue shares of our common stock to the forward purchaser at the then-applicable forward price. The forward sale price will initially be $             per share, which is the public offering price of our shares of common stock less the underwriting discount, which is shown on the cover page of this prospectus supplement. The forward sale agreement provides that the initial forward sale price will be subject to adjustment based on a floating interest rate factor equal to the federal funds rate less a spread, and will be subject to decrease on certain dates specified in the forward sale agreement by the amount of the per share quarterly dividends we currently expect to declare during the term of the forward sale agreement. The forward sale price will also be subject to decrease if the cost to the forward seller of borrowing our common stock exceeds a specified amount. If the federal funds rate is less than the spread on any day, the interest rate factor will result in a daily reduction of the forward sale price. As of the date of this prospectus supplement, the federal funds rate was greater than the spread.

Before any issuance of our common stock upon physical settlement of the forward sale agreement, the forward sale agreement will be reflected in our diluted earnings per share calculations using the treasury stock method. Under this method, the number of shares of our common stock used in calculating diluted earnings per share is deemed to be increased by the excess, if any, of the number of shares that would be issued upon physical settlement of the forward sale agreement over the number of shares that could be purchased by us in the market (based on the average market price during the period) using the proceeds receivable upon settlement (based on the adjusted forward sale price at the end of the reporting period). Consequently, prior to physical settlement of the forward sale agreement and subject to the occurrence of certain events, we anticipate there will be no dilutive effect on our earnings per share except during periods when the average market price of our common stock is above the per share adjusted forward sale price, which is initially $             (which is the public offering price less the underwriting discount shown on the cover page of this prospectus supplement), subject to adjustment based on a floating interest factor equal to the federal funds rate less a spread, and will be subject to decrease on certain dates specified in the forward sale agreement by the amount of the per share quarterly dividends we currently expect to declare during the term of the forward sale agreement. However, if we decide to physically settle the forward sale agreement, delivery of our shares on any physical settlement of the forward sale agreement will result in dilution to our earnings per share and return on equity.

Except under limited circumstances described below, we have the right to elect physical stock or cash settlement under the forward sale agreement. Although we expect to settle entirely by the delivery of shares of our common stock, we may elect cash settlement for all or a portion of our obligations if we conclude that it is in our interest to cash settle. For example, we may conclude that it is in our interest to cash settle if we have no current use for all or a portion of the net proceeds. In the event that we elect to cash settle, the settlement amount will be equal to (1) (a) the adjusted forward sale price, minus (b) the average volume weighted price, calculated within certain parameters of Rule 10b-18 under the Exchange Act, during the period in which the forward purchaser or one of its affiliates closes out its short positions related to the forward sale agreement (and subject to any scheduled decrease in the forward sale price per share occurring during such period), multiplied by (2) the number of shares being settled. If this settlement amount is a positive number, the forward purchaser will pay us that amount. If this settlement amount is a negative number, we will pay the forward purchaser the absolute value of that amount. We would expect the forward purchaser or its affiliate to purchase shares of our common stock in secondary market transactions for delivery to stock lenders in order to close out its short position. The purchase of our common stock by the forward purchaser or its affiliate could cause the price of our common stock to increase over time, thereby increasing the cash we owe to the forward purchaser.

The forward purchaser will have the right to accelerate the forward sale agreement and require us to settle on a date specified by the forward purchaser if (1) in its sole judgment, it or its affiliate is unable to or it is otherwise commercially impracticable for it or its affiliate to continue to borrow a number of shares of our common stock equal to the number of shares to be delivered by us upon physical settlement of the forward sale agreement, (2) we declare any dividend or distribution on shares of our common stock payable in (i) cash in excess of the specified amount, (ii) securities of another company, or (iii) any other type of securities (other than our common stock), rights, warrants or other assets for payment at less than the prevailing market price, as determined by the forward purchaser, (3) subject to certain limitations in the case of a merger, an event is announced that if consummated would result in an extraordinary event (as such term is defined in the forward sale agreement and includes certain mergers and tender offers, as well as certain events involving our nationalization or delisting of our common stock), (4) we announce or disclose any repurchase of our common stock that alone, or in aggregate with other repurchases, would result in the amount of shares underlying the forward sale agreement exceeding a certain threshold, or (5) certain other events of default or termination events occur, including, among other things, any material misrepresentation made in connection with entering into the forward sale agreement, our bankruptcy or a change in law (each as more fully described in the forward sale agreement). The forward purchaser’s decision to exercise its right to require us to settle the forward sale agreement will be made irrespective of our interests, including our need for capital. In such cases, we could be required to issue and deliver common stock under the terms of the physical settlement provisions of the forward sale agreement irrespective of our capital needs, which would result in dilution to our earnings per share and return on equity. In addition, upon certain events of bankruptcy, insolvency, or reorganization relating to us, the forward sale agreement will terminate without further liability of either party. Following any such termination, we would not issue any shares and we would not receive any proceeds pursuant to the forward sale agreement.

Over-Allotment Option.    The forward seller has granted the underwriters an option to purchase up to an additional 690,000 shares of our common stock at the public offering price, less the underwriting discount shown on the cover page of this prospectus supplement, within 30 days from the date of this prospectus supplement to cover over-allotments. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions contained in the underwriting agreement, to purchase from the forward seller a number of additional shares of our common stock proportionate to the number initially purchased by that underwriter as reflected in the above table. To the extent that this option is exercised, the number of shares underlying the forward sale agreement will correspondingly increase, subject to the forward seller’s ability to borrow and deliver such number of additional shares as described below. If the forward seller is unable to borrow and deliver for sale on the anticipated additional closing date the additional shares of our common stock to cover over-allotments, or if the forward seller determines, in its sole judgment, that it is either impracticable to do so or that it is unable to borrow, at a cost not greater than a specified amount per share, and deliver for sale on the anticipated additional closing date the additional shares of our common stock to cover over-allotments, then the number of additional shares of our common stock that each underwriter will be obligated to purchase to cover over-allotments will be reduced to the number that the forward seller can so borrow and deliver, that the forward seller determines is practicable to borrow and deliver or that the forward seller determines that it can borrow and deliver at or below such a cost, as the case may be. In the event that the number of additional shares is so reduced, the commitments of the underwriters to purchase additional shares of our common stock from the forward seller and the forward seller’s obligation to borrow such additional shares for delivery and sale to the underwriters, as described above, will be replaced with the commitments to purchase from us and our corresponding obligation to issue directly to the underwriters all or such portion of the number of additional shares not borrowed and delivered by the forward seller. The representatives of the underwriters will have the right to postpone the additional closing date for one New York business day to effect any necessary changes to the documents or arrangements.

Commissions and Discounts.    The underwriters have advised us and the forward seller that they propose initially to offer the shares of common stock to the public at the initial public offering price specified on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and such dealers may reallow, a discount not in excess of $             per share to certain other dealers. After the initial public offering, the public offering price and other selling terms may be changed.

The following table shows the initial public offering price, underwriting discount and proceeds before expenses to us. The information assumes (a) either no exercise or full exercise by the underwriters of the over-allotment option, and (b) that the forward sale agreement is physically settled based upon the aggregate initial forward sale price and by the delivery of shares of our common stock. We expect to receive proceeds of approximately $            , net of the underwriting discount and offering expenses, subject to certain adjustments as described above, only upon physical settlement of the forward sale agreement. Settlement is expected to occur within approximately 24 months following the date of this prospectus supplement. If the forward sale agreement is cash settled, we will not receive the full proceeds shown below, we may not receive any proceeds and we may have to make a payment to the forward purchaser.

	Per Share	No Exercise of Over-Allotment Option	Full Exercise of Over-Allotment Option
Public Offering Price
Underwriting discount
Proceeds, before expenses, to Vectren Corporation

The expenses of the offering, not including the underwriting discount, are estimated at $425,000 and are payable by us.

Electronic Prospectus Delivery.    A prospectus supplement and accompanying prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in the offering. The representatives may agree to allocate a number of shares of our common stock to underwriters for sale to their online brokerage account holders. The representatives will allocate shares of our common stock to underwriters that may make Internet distributions on the same basis as other allocations. Other than the prospectus supplement and prospectus in electronic format, the information on any of these websites and any other information contained on a website maintained by an underwriter or selling group member is not part of this prospectus supplement or prospectus.

Price Stabilization, Short Positions, and Penalty Bids.    In connection with this offering, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In determining the source of shares to close out any covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase additional shares pursuant to the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the common stock and, together with the imposition of a penalty bid, may stabilize, maintain, or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher that the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time without notice. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

Restrictions on Sales of Similar Securities.    We, our executive officers and our directors who beneficially own shares of our common stock as of the date of this prospectus supplement have agreed, with some exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus supplement without first obtaining the written consent of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other individuals have agreed not to, directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise.

This lockup provision applies to shares of our common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Notwithstanding the foregoing, if: (i) during the last 17 days of the 90 day lockup period, we issue an earnings release or material news or a material event relating to us occurs, or (ii) prior to the expiration of the 90 day lockup period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16 day period beginning on the last day of the 90 day lockup period, then the lockup period will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated waive, in writing, such extension.

The restrictions described above do not apply to us with respect to:

•	the sale of shares of our common stock to the forward purchaser pursuant to the forward sale agreement;

•

the issuance of shares of our common stock upon the exercise of any option outstanding on the date hereof and referred to in this prospectus supplement and the accompanying prospectus or the documents incorporated by reference herein or therein;

•	any grants of shares of our common stock pursuant to various employee and director compensation plans;

•	the issuance of any shares of our common stock pursuant to our dividend reinvestment or 401(k) plan; or

•	any sales of our common stock by directors or officers pursuant to Rule 10b5-1 Plans.

Passive Market Making.    In connection with this offering, the underwriters and selling group members may engage in passive market making transactions in the common stock on the New York Stock Exchange in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. If, however, all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

No Public Offering Outside of the United States.    No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of our common stock, or the possession, circulation, or distribution of this prospectus supplement or the accompanying prospectus or any other material relating to us or the shares of our common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of our common stock offered by this prospectus supplement and the accompanying prospectus may not be offered or sold, directly or indirectly, and this prospectus supplement, the accompanying prospectus and any other offering material or advertisements in connection with the shares of our common stock may not be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Other Relationships.    Certain of the underwriters and their affiliates have engaged and in the future may engage in investment banking transactions with, and provide services to, us or our subsidiaries in the ordinary course of business. An affiliate of J.P. Morgan Securities Inc., one of the joint book-running managers for this offering, is a lender under one of our revolving credit facilities. Also, affiliates of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are dealers in Utility Holdings’ commercial paper program. As discussed above, an affiliate of J.P. Morgan Securities Inc. has entered into a forward sale agreement with us, as described above under “Underwriting—Forward Sale Agreement.”

LEGAL MATTERS

The validity of the shares of common stock we are offering by this prospectus supplement and the accompanying prospectus will be passed upon for us by Barnes & Thornburg LLP, Indianapolis, Indiana. Sidley Austin LLP, New York, New York, will act as counsel for the underwriters.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting of Vectren Corporation incorporated in this prospectus by reference from the Vectren Corporation Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report (1) expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph referring to the adoption of SFAS No. 158, (2) expresses an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) expresses an unqualified opinion on the effectiveness of internal control over financial reporting), and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of ProLiance and subsidiaries as of September 30, 2006 and 2005 and for the three years in the period ended September 30, 2006, incorporated in this prospectus by reference from the Vectren Corporation Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, and proxy statements and other information with the SEC through the SEC’s Electronic Data Gathering, Analysis and Retrieval system and these filings are publicly available through the SEC’s website (http://www.sec.gov). You may read and copy such material at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of such material at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. We also maintain a website at www.vectren.com. Information on our website is not incorporated by reference herein.

The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we file with them. This means that we can disclose important information to you by referring you to the documents containing the information. The information we incorporate by reference is considered to be included in and an important part of this prospectus supplement and the accompanying prospectus and should be read with the same care. Information that we file later with the SEC that is incorporated by reference into this prospectus supplement and the accompanying prospectus will automatically update and supersede this information. We are incorporating by reference into this prospectus supplement and the accompanying prospectus the following documents that we have filed with the SEC and any subsequent filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering of the securities described in this prospectus supplement is completed:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006;

•	Our definitive 2006 Proxy Statement for the Annual Meeting of Shareholders on Schedule 14A dated March 14, 2006;

•	Our Report on Form 8-K dated January 4, 2007;

•	Our Report on Form 8-K dated February 5, 2007;

•	The description of our common stock contained in our registration statement on Form 8-A filed on November 16, 1999; and

•	The description of our common stock purchase rights contained in our registration statement on Form 8-A filed on November 16, 1999.

You may obtain any of the documents incorporated by reference in this prospectus supplement from us without charge, excluding any exhibits to those documents that are not specifically incorporated by reference herein, by requesting them in writing or by telephone from us at the following address:

Investor Relations

Vectren Corporation

One Vectren Square

Evansville, Indiana 47708

(812) 491-4000

Prospectus

Vectren Corporation

Common Stock

(and Common Stock Purchase Rights)

We may offer and sell from time to time shares of our common stock with the related common stock purchase rights. This prospectus provides you with a general description of these securities. We will provide specific information about the offering and the terms of these securities in supplements to this prospectus. The supplements may also add, update, or change information contained in this prospectus. This prospectus may not be used to offer and sell these securities unless accompanied by a prospectus supplement. You should read this prospectus and the related prospectus supplements before you invest in these securities.

The common stock of Vectren Corporation is listed on the New York Stock Exchange under the symbol “VVC.”

Our principal executive offices are located at One Vectren Square, Evansville, Indiana 47708. Our telephone number is (812) 491-4000.

Investing in our common stock involves risks. You should carefully consider the information referred to under the heading “ Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may offer and sell these securities through one or more underwriters or agents. We will set forth in the related prospectus supplement the name of the underwriters or agents, the discount or commission received by them from us as compensation, our other expenses for the offering and sale of these securities, and the net proceeds we receive from the sale. See “Plan of Distribution.”

The date of this Prospectus is February 20, 2007

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement filed with the Securities and Exchange Commission (“SEC”) using a “shelf” registration process. By using this process, we may offer the shares of common stock with the related common stock purchase rights described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide you with a prospectus supplement that will describe the specific terms of that offering. The prospectus supplement may also add, update or change the information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detail on descriptions of the matters discussed in this prospectus. Before you invest in our securities, you should carefully read the registration statement and exhibits thereto, this prospectus, the applicable prospectus supplement and the information contained in the documents we refer to in this prospectus under “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement or in any free writing prospectus we file with the SEC in connection with an offering of securities under this prospectus. We have not authorized anyone else to provide you with any different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is current only as of the date of this prospectus.

References in this prospectus to Vectren, the “Company” or to the terms “we,” “us” or other similar terms mean Vectren Corporation and, where appropriate, its subsidiaries, unless the context clearly indicates otherwise.

CAUTIONARY STATEMENTS REGARDING

CERTAIN FORWARD-LOOKING INFORMATION

Statements contained or incorporated by reference in this prospectus regarding future events and developments are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933. Forward-looking statements are based on management’s beliefs as well as assumptions made by, and information currently available to, management. Because those statements are based on expectations and not historical facts, actual results may differ materially from those projected in the particular statements. Important factors that could cause future results to differ include those listed under “Risk Factors” and the following matters:

•

Factors affecting utility operations such as unusual weather conditions; catastrophic weather-related damage; unusual maintenance or repairs; unanticipated changes to fossil fuel costs; unanticipated changes to gas supply costs, or availability due to higher demand, shortages, transportation problems or other developments; environmental or pipeline incidents; transmission or distribution incidents; unanticipated changes to electric energy supply costs, or availability due to demand, shortages, transmission problems or other developments; or electric transmission or gas pipeline system constraints.

•	Increased competition in the energy environment, including effects of industry restructuring and unbundling.

•

Regulatory factors such as unanticipated changes in rate-setting policies or procedures, recovery of investments and costs made under traditional regulation, and the frequency and timing of rate increases.

•

Financial, regulatory or accounting principles or policies imposed by the Financial Accounting Standards Board, the SEC, the Federal Energy Regulatory Commission, state public utility commissions, state entities which regulate electric and natural gas transmission and distribution, natural gas gathering and processing, electric power supply, and similar entities with regulatory oversight.

•	Economic conditions, including the effects of an economic downturn, inflation rates, commodity prices, and monetary fluctuations.

•	Increased natural gas commodity prices and the potential impact on customer consumption, uncollectible accounts expense, unaccounted for gas and interest expense.

•

Changing market conditions and a variety of other factors associated with physical energy and financial trading activities, including, but not limited to, price, basis, credit, liquidity, volatility, capacity, interest rate, and warranty risks.

•

The performance of projects undertaken by the Company’s nonutility businesses and the success of efforts to invest in and develop new opportunities, including, but not limited to, the realization of synfuel income tax credits and the Company’s coal mining, gas marketing and energy infrastructure strategies.

•

Direct or indirect effects on our business, financial condition, liquidity and results of operations resulting from changes in credit ratings, changes in interest rates, and/or changes in market perceptions of the utility industry and other energy-related industries.

•	Employee or contractor workforce factors, including changes in key executives, collective bargaining agreements with union employees, or work stoppages.

•	Legal and regulatory delays and other obstacles associated with mergers, acquisitions, and investments in joint ventures.

•	Costs and other effects of legal and administrative proceedings, settlements, investigations, claims and other matters.

•	Changes in federal, state or local legislative requirements, such as changes in tax laws or rates, environmental laws and regulations.

These and other matters are difficult to predict, and many are beyond our control, including those we discuss in this prospectus, the accompanying prospectus supplement and our filings with the SEC. Accordingly, you should not rely on the accuracy of predictions contained in forward-looking statements. These statements speak only as of the date of this prospectus or, in the case of documents incorporated by reference, the dates of those documents, as applicable. We undertake no obligation to update these statements in the future.

VECTREN CORPORATION

Vectren Corporation (the “Company” or “Vectren”), an Indiana corporation, is an energy holding company headquartered in Evansville, Indiana. Our wholly owned subsidiary, Vectren Utility Holdings, Inc. (“Utility Holdings”), serves as the intermediate holding company for three operating public utilities: Indiana Gas Company, Inc. (“Indiana Gas”), Southern Indiana Gas and Electric Company (“SIGECO”), and the Ohio operations. Utility Holdings also has other assets that provide information technology and other services to the three utilities. Utility Holdings’ consolidated operations are collectively referred to as the Utility Group. Both Vectren and Utility Holdings were exempt from registration pursuant to Section 3(a)(1) and 3(c) of the Public Utility Holding Company Act of 1935, which was repealed effective February 8, 2006 by the Energy Policy Act of 2005 (“Energy Act”). Both Vectren and Utility Holdings are holding companies as defined by the Energy Act.

Indiana Gas provides energy delivery services to approximately 565,000 natural gas customers located in central and southern Indiana. SIGECO provides energy delivery services to approximately 141,000 electric customers and approximately 112,000 gas customers located near Evansville in southwestern Indiana. SIGECO also owns and operates electric generation to serve its electric customers and optimizes those assets in the wholesale power market. Indiana Gas and SIGECO generally do business as Vectren Energy Delivery of Indiana. The Ohio operations provide energy delivery services to approximately 318,000 natural gas customers located near Dayton in west central Ohio. The Ohio operations are owned as a tenancy in common by Vectren Energy Delivery of Ohio, Inc. (“VEDO”), a wholly owned subsidiary, (53% ownership) and Indiana Gas (47% ownership). The Ohio operations generally do business as Vectren Energy Delivery of Ohio.

The Company, through Vectren Enterprises, Inc. (“Enterprises”), is also involved in nonutility activities in three primary business areas: Energy Marketing and Services, Coal Mining and Energy Infrastructure Services. Energy Marketing and Services markets and supplies natural gas and provides energy management services. Coal Mining mines and sells coal. Energy Infrastructure Services provides underground construction and repair and energy performance contracting services. Enterprises also has other businesses that invest in energy-related opportunities and services, real estate, and leveraged leases, among other investments. In addition, the Company has investments that generate synfuel tax credits and processing fees relating to the production of coal-based synthetic fuels. These operations are collectively referred to as the Nonutility Group. Enterprises supports the Company’s regulated utilities pursuant to service contracts by providing natural gas supply services, coal, infrastructure services and other services.

The Company segregates its operations into three groups: a Utility Group, a Nonutility Group, and Corporate and Other. At December 31, 2006, the Company had $4.1 billion in total assets, with $3.4 billion (84%) attributed to the Utility Group, $0.6 billion (16%) attributed to the Nonutility Group, and less than $0.1 billion attributed to Corporate and Other. Net income for the year ended December 31, 2006, was $108.8 million, or $1.44 per share of common stock, with $91.4 million attributed to the Utility Group, $18.1 million attributed to the Nonutility Group, and a net loss of $0.7 million attributed to Corporate and Other. Net income for the year ended December 31, 2005, was $136.8 million, or $1.81 per share of common stock, with $95.1 million attributed to the Utility Group, $48.2 million attributed to the Nonutility Group, and a net loss of $6.5 million attributed to Corporate and Other.

Vectren was incorporated under the laws of Indiana on June 10, 1999. Our corporate offices are located at One Vectren Square, Evansville, Indiana 47708. Our telephone number is (812) 491-4000.

RISK FACTORS

Investing in our securities involves risks. You should carefully consider the information under the heading “Risk Factors” in:

•	any prospectus supplement relating to any securities we are offering;

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, which is incorporated by reference into this prospectus; and

•	documents we file with the SEC after the date of this prospectus and which are deemed incorporated by reference into this prospectus.

USE OF PROCEEDS

Unless we inform you otherwise in a supplement to this prospectus, we anticipate using any net proceeds that we receive from the sale of the offered securities for general corporate purposes, including, among others:

•	Repayment of short term debt;

•	Repurchase, retirement or refinancing of other securities;

•	Acquisitions; and

•	Investments in subsidiaries.

Pending such uses, we may also invest the proceeds in certificates of deposit, United States government securities or certain other interest-bearing securities. If we decide to use the net proceeds from a particular offering of securities for a specific purpose, we will describe that in the related prospectus supplement.

DESCRIPTION OF STOCK

General

We may issue common stock from time to time. The total amount of authorized capital stock of Vectren is 480,000,000 shares of common stock and 20,000,000 shares of preferred stock. As of January 31, 2007, 76,252,552 shares of common stock and no shares of preferred stock were issued and outstanding. As of December 31, 2006, approximately 7.2 million shares of common stock were reserved for issuance through our share-based compensation plans, benefit plans and dividend reinvestment plan. The following summary highlights the material provisions of our Articles of Incorporation, our bylaws and the Indiana Business Corporation Law (“IBCL”) relating to our capital stock. You should read our Articles of Incorporation, our bylaws and the applicable provisions of the IBCL.

Board of Directors

Our Articles provide for a minimum of one and a maximum of sixteen members of the board, with the actual number to be specified in our bylaws. Our Articles also provide that the bylaws may establish classes of directors, although our bylaws currently establish only a single class of thirteen directors. Notice of nominations of persons to the board may be made by our shareholders and must be sent to us not less than 90 nor more than 120 days before the meeting at which directors will be elected.

Common Stock

Dividends and Rights Upon Liquidation

The holders of our outstanding common stock are entitled to receive dividends out of assets legally available at the time and in the amounts as the board of directors may from time to time determine. Our common stock is not convertible or exchangeable into other securities, and the holders of common stock have no preemptive or subscription rights to purchase any of our securities. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive pro rata the assets of Vectren which are legally available for distribution, after payment of all of our debts and other liabilities and subject to the prior rights of holders of any preferred stock then outstanding.

Voting Rights

Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of our shareholders. Except as otherwise required by law or our Articles, the holders of our common stock vote together on all matters submitted to a vote of the shareholders, including the election of directors. The bylaws provide that the representation, in person or by proxy, of a majority of the stock outstanding and entitled to vote at a meeting of shareholders constitutes a quorum for conducting business. The Articles provide that the following actions may be taken only with the affirmative vote of holders of 80% of the combined voting power of our outstanding stock entitled to vote:

•	removal for cause of a director;

•	amendment or repeal of the provision regarding director removal for cause; and

•	certain business combinations unless the business combination is approved by a majority of continuing directors or the business combination satisfies a fair price test.

A “continuing director” means any member of the board who is unaffiliated with the other party to a business combination, which party is the beneficial owner of more than 10% of the voting power of our stock, and who was a member of the board prior to the time that such other party to a business combination became the beneficial owner of more than 10% of the voting power of our stock, and any successor of a continuing director who is unaffiliated with the other party to a business combination and is recommended to succeed a continuing director by a majority of continuing directors then on the board.

Advance Notice of Shareholder Business; Special Meetings of Shareholders

Notice of any business proposed by a Vectren shareholder to be conducted at any meeting of shareholders must be sent to us not less than 90 nor more than 120 days before the meeting at which the business is conducted. The board or our Chief Executive Officer may call special meetings of our shareholders. Our shareholders have no right to call a special meeting of the shareholders or to amend the bylaws.

Our shares of common stock are traded on the New York Stock Exchange under the symbol “VVC.” The transfer agent and registrar for Vectren’s common stock is National City Bank.

Preferred Stock

The board may, without further action by our shareholders, from time to time, direct the issuance of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available for the payment of dividends on our common stock. Holders of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Vectren before any payment is made to the holders of our common stock. The issuance of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. The board, without shareholder approval, may issue preferred stock with voting and conversion and/or exchange rights, which could adversely affect the holders of our common stock. There are no shares of preferred stock outstanding.

Shareholder Rights Agreement

The board has adopted a Shareholder Rights Agreement which is generally designed to deter coercive takeover tactics and to encourage all persons interested in potentially acquiring control of Vectren to treat each shareholder on a fair and equal basis. Under the Shareholder Rights Agreement, the board has declared a dividend distribution of one right for each outstanding share of our common stock. A right will attach to each common share we have issued or will issue. Each right entitles the holder to purchase from us one share of common stock at a price of $65.00 per share (subject to adjustment to prevent dilution). Initially, the rights will not be exercisable. The rights become exercisable 10 days following a public announcement that a person or group of affiliated or associated persons (a “Vectren acquiring person”) has acquired beneficial ownership of 15% or more of the outstanding shares of our common stock (or a 10% acquiror who is determined by our board to be an adverse person), or 10 days following the announcement of an intention to make a tender offer or exchange offer the consummation of which would result in any person or group becoming a Vectren acquiring person. Our Shareholder Rights Agreement expires October 25, 2009.

Indiana Statutes

The IBCL limits some transactions between an Indiana company and any person who acquires 10% or more of the company’s common stock (an “interested shareholder”). During the five-year period after the acquisition, an interested shareholder cannot enter into a business combination with the company unless, before the interested shareholder acquired the common stock, the board of directors of the company approved the acquisition of common stock or approved the business combination. After the five-year period, an interested shareholder can enter into only the following three types of business combinations with the company: (i) a business combination approved by the board of directors of the company before the interested shareholder acquired the common stock; (ii) a business combination approved by holders of a majority of the common stock not owned by the interested shareholder; and (iii) a business combination in which the shareholders receive a price for their common stock at least equal to a formula price based on the highest price per common share paid by the interested shareholder.

In addition, a person who makes a tender offer for, or otherwise acquires shares giving that person more than 20%, 33 1/3%, and 50% of the outstanding voting securities of an Indiana corporation that has elected to be subject to the “Control Share Acquisitions Statute” of the IBCL may lose the right to vote the shares which take the acquiror over these respective levels of ownership. Before an acquiror may vote the shares that take the acquiror over these ownership thresholds, the acquiror must obtain the approval of a majority of the shares of each class or series of shares entitled to vote separately on the proposal, excluding shares held by officers of the corporation, by employees of the corporation who are directors of the corporation and by the acquiror. The Control Share Acquisitions Statute also authorizes a corporation to redeem the shares held by a person that exceed the ownership thresholds in the statute, provided that the corporation’s articles or bylaws authorized such a redemption prior to the date the person acquires such shares. Our Articles and bylaws do not currently include a provision authorizing such a redemption. An Indiana corporation otherwise subject to the Control Share Acquisitions Statute may elect not to be covered by the statute by so providing in its articles of incorporation or bylaws. Because we have not made such an election in our Articles or bylaws, acquisitions of our shares remain subject to the statute.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus:

•	to or through one or more underwriters or dealers,

•	directly to purchasers;

•	through agents; or

•	through a combination of any of these methods of sale.

We may sell the securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices. The distribution of the securities may be effected from time to time in one or more transactions, by means of one or more of the following transactions, which may include:

•	block trades;

•	fixed-price offerings;

•	at-the-market offerings;

•	negotiated transactions;

•	put or call option transactions relating to the securities;

•	under delayed delivery contracts or other contractual commitments;

•	continuous offerings; or

•	a combination of such methods of sale.

We may determine the price or other terms of the securities offered in this prospectus or any applicable prospectus supplement by use of an electronic auction. We will describe how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the obligations of the underwriter, dealer or agent in the applicable prospectus supplement.

Each time we offer securities pursuant to this prospectus, the prospectus supplement, if required, will set forth:

•	the name of any underwriter, dealer or agent, if any, involved in the offer and sale of the securities;

•	the terms of the offering;

•	any discounts, concessions or commissions and other items that may constitute compensation received by the underwriters, dealers, agents or broker-dealers;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers;

•	any securities exchanges on which the securities will be listed; and

•	the anticipated delivery date of the securities.

Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or from our purchasers (as their agents in connection with the sale of securities). The compensation received may be in excess of customary discounts, concessions or commissions. Any underwriters, dealers, agents or other purchasers participating in the distribution of the securities may be considered “underwriters” under the Securities Act of 1933, as amended. As a result, discounts, commissions, or profits on resale received by them on the sale of the securities may be treated as underwriting discounts and commissions.

Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between us and the underwriters, dealers and agents.

We may grant underwriters who participate in the distribution of securities an option to purchase additional securities to cover over-allotments, if any, in connection with the distribution. Underwriters or agents and their associates may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

If underwriters or dealers are used in the sale, the securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, or at prices relating to such prevailing market prices, or at negotiated prices. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters or dealers to purchase the securities offered will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all the offered securities if any are purchased.

The securities may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named in the prospectus supplement. Unless otherwise indicated, any such agent will be acting on a best efforts only basis for the period of its appointment. Such agent may arrange for or make sales in privately negotiated transactions, at the market in the existing trading market for our common stock, including sales made to or through a market maker or through an electronic communications network, or in any other manner that may be deemed to be an “at the market offering” as defined in Rule 415 promulgated under the Securities Act and/or any other method permitted by law.

If we engage underwriters or agents to conduct at-the-market offerings, we will do so pursuant to the terms of a distribution agreement between us and the underwriters or agents. The terms of sales to or through such underwriters or agents may be set out in more detail in one or more prospectus supplements to this prospectus. If we enter into any such distribution agreement, then during the term of such agreement we may issue and sell shares of our common stock from time to time to or through one or more underwriters or agents, which may act on an agency basis or on a principal basis. In such case, we may sell shares on a daily basis in at-the-market transactions or otherwise as we agree with the underwriters or agents. The distribution agreement will provide that any shares of our common stock sold will be sold at prices related to the then prevailing market prices for our common stock.

The common stock sold through an underwriter or agent in any at-the-market offerings will be sold at prices related to the prevailing market price for such securities, and therefore exact figures regarding proceeds which will be raised or commissions to be paid are impossible to determine. We will report at least quarterly the number of shares of common stock sold to or through any underwriter or agent in at-the-market offerings, the net proceeds to us and the compensation paid by us to any underwriter or agent in connection with such sales of common stock. We expect that, pursuant to the terms of any distribution agreement we may enter into, we may agree to sell, and the relevant underwriters or agents may agree to solicit offers to purchase, blocks of our common stock or other securities.

If indicated in the applicable prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers by institutional investors to purchase securities from us pursuant to contracts providing for payment and delivery at a future date. In all cases, these purchasers must be approved by us. Unless otherwise set forth in the applicable prospectus supplement, the obligations of any purchaser under any of these contracts will not be subject to any conditions, except that the purchase of the securities must not at the time of delivery be prohibited under the laws of any jurisdiction to which that purchaser is subject and if securities also are being sold to underwriters, we must have sold to these underwriters the securities not subject to delayed delivery. Underwriters and other agents will not have any responsibility in respect of the validity or performance of these contracts.

Our common stock is listed on the New York Stock Exchange under the symbol “VVC.” Any shares of common stock sold pursuant to a prospectus supplement will be listed on the New York Stock Exchange, subject to official notice of issuance. Any underwriters or agents to or through which we may sell securities may make a market in the securities, but these underwriters or agents will not be obligated to do so and any of them may discontinue any market making at any time without notice. We cannot, therefore, give any assurance as to the liquidity of our trading market for any securities that we may sell.

Under the securities laws of some states, the securities registered by the registration statement that includes this prospectus may be sold in those states only through registered or licensed brokers or dealers.

Any person participating in the distribution of the securities registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Securities Exchange Act of 1934, and the applicable rules and regulations of the SEC, including, among others, Regulation M noted above, which may limit the timing of purchases and sales of any of the securities by any such person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the securities. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

We may enter into derivative transactions with third parties or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement so indicates, in connection with such derivative transactions, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement in transactions that may include short sale transactions. If so, the third parties may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and will be identified in the applicable prospectus supplement.

LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement, the validity of the shares of common stock we are offering by this prospectus will be passed upon for us by Barnes & Thornburg LLP, Indianapolis, Indiana.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting of Vectren Corporation incorporated in this prospectus by reference from the Vectren Corporation Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report (1) expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph referring to the adoption of SFAS No. 158, (2) expresses an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) expresses an unqualified opinion on the effectiveness of internal control over financial reporting), and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of ProLiance Energy, LLC and subsidiaries as of September 30, 2006 and 2005 and for the three years in the period ended September 30, 2006, incorporated in this prospectus by reference from the Vectren Corporation Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, and proxy statements and other information with the SEC through the SEC’s Electronic Data Gathering, Analysis and Retrieval system and these filings are publicly available through the SEC’s website (http://www.sec.gov). You may read and copy such material at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of such material at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. We also maintain a website at www.vectren.com. Information on our website is not incorporated by reference herein.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with them. This means that we can disclose important information to you by referring you to the documents containing the information. The information we incorporate by reference is considered to be included in and an important part of this prospectus and should be read with the same care. Information that we file later with the SEC that is incorporated by reference into this prospectus will automatically update and supersede this information. We are incorporating by reference into this prospectus the following documents that we have filed with the SEC and any subsequent filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of the securities described in the applicable prospectus supplement is completed:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006;

•	Our definitive 2006 Proxy Statement for the Annual Meeting of Shareholders on Schedule 14A dated March 14, 2006;

•	Our Report on Form 8-K dated January 4, 2007;

•	Our Report on Form 8-K dated February 5, 2007;

•	The description of our common stock contained in our registration statement on Form 8-A filed on November 16, 1999; and

•	The description of our common stock purchase rights contained in our registration statement on Form 8-A filed on November 16, 1999.

You may obtain any of the documents incorporated by reference in this prospectus from us without charge, excluding any exhibits to those documents that are not specifically incorporated by reference herein, by requesting them in writing or by telephone from us at the following address:

Investor Relations

Vectren Corporation

One Vectren Square

Evansville, Indiana 47708

(812) 491-4000

4,600,000 Shares

Vectren Corporation

Common Stock

(and Common Stock Purchase Rights)

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

JPMorgan

Merrill Lynch & Co.

Co-Managers

Robert W. Baird & Co.

A.G. Edwards

Edward Jones

Wachovia Securities